P.E. 7/31/01

0-15490

02012846

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

RECEIVED FEB 01 2002

[x] QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Quarterly period ended: July 31, 2001

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________________ to ________________________

Commission file number 0-15490

QUARTZ MOUNTAIN RESOURCES LTD.

(Name of small business issuer specified in its charter)

British Columbia, Canada	None
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1020 - 800 West Pender Street, Vancouver, BC	V6C 2V6
(Address of principal executive offices)	(Zip code)
Issuer's telephone number	(604) 684-6365

PROCESSED FEB 11 2002 THOMSON FINANCIAL P

(Former address, if changed from last report)

As of December 15, 2001 there were 8,572,204 common shares allotted and outstanding.

QUARTZ MOUNTAIN RESOURCES LTD.

TABLE OF CONTENTS

PART I: FINANCIAL INFORMATION

ITEM 1: Financial Statements

(i) Consolidated Balance Sheets as at October 31, 2001 and July 31, 2001 — 3

(ii) Consolidated Statements of Operations and Deficit for the three months ended October 31, 2001 and October 31, 2000 — 4

(iii) Consolidated Statements of Cash Flows for the three months ended October 31, 2001 and October 31, 2000 — 5

(iv) Notes to the Consolidated Financial Statements — 6 - 10

ITEM 2: Management's Discussion and Analysis or Plan of Operation — 11 - 13

PART II: OTHER INFORMATION

ITEM 1: Legal Proceedings — 14

ITEM 2: Changes in Securities — 14

ITEM 3: Defaults Upon Senior Securities — 14

ITEM 4: Submission of Matters to a Vote of Security Holders — 14

ITEM 5: Other Information — 14

ITEM 6: Exhibits and Reports on Form 6-K — 14

SIGNATURES — 15

PART I: FINANCIAL INFORMATION

ITEM 1: **Consolidated Financial Statements**

QUARTZ MOUNTAIN RESOURCES LTD.

Consolidated Balance Sheets

(stated in United States dollars)

	July 31, 2001	July 31, 2000
Assets		
Current assets		
Cash	$ 10,790	$ 1,608
Accounts receivable	7,665	1,546
	18,455	3,154
Mineral property interests (note 3)	2	2
	$ 18,457	$ 3,156
Liabilities and Shareholders' Deficiency		
Current liabilities		
Accounts payable and accrued liabilities	$ 80,210	$ 48,290
Shareholders' deficiency		
Share capital (note 4)		
Authorized		
60,000,000 common shares of no par value		
Issued and fully paid		
8,572,204 common shares (2000 – 8,096,210)	20,298,625	20,263,593
Deficit	(20,360,378)	(20,308,727)
	(61,753)	(45,134)
	$ 18,457	$ 3,156

Continuing operations (note 1)

See accompanying notes to the consolidated financial statements

APPROVED BY THE BOARD

"David S. Jennings"

"Shannon M. Ross"

QUARTZ MOUNTAIN RESOURCES LTD.
Consolidated Statements of Operations and Deficit
(stated in United States dollars)

	Years ended July 31, 2001	2000	1999
Expenses (Income)			
Interest and other income	$ (3)	$ (25)	$ (133)
Corporate, general and administrative expenses	51,654	25,862	53,146
	51,651	25,837	53,013
Loss for the year	(51,651)	(25,837)	(53,013)
Deficit, beginning of year	(20,308,727)	(20,282,890)	(20,229,877)
Deficit, end of year	$ (20,360,378)	$ (20,308,727)	$ (20,282,890)
Basic and diluted loss per share	$ (0.01)	$ (0.01)	$ (0.01)
Weighted average number of common shares outstanding	8,279,690	8,096,210	4,209,419

See accompanying notes to the consolidated financial statements

QUARTZ MOUNTAIN RESOURCES LTD.
Consolidated Statements of Cash Flows
(stated in United States dollars)

	Years ended July 31, 2001	2000	1999
Cash flows from operating activities			
Loss for the year	$ (51,651)	$ (25,837)	$ (53,013)
Changes in non-cash working capital items			
(Increase) decrease in accounts receivable	(6,119)	(347)	181
Increase in accounts payable and accrued liabilities	31,920	26,642	51,126
Cash provided by (used for) operating activities	(25,850)	458	(1,706)
Cash flows from financing activities			
Issue of common shares	35,032	--	--
Cash provided by financing activities	35,032	--	--
Increase (decrease) in cash	9,182	458	(1,706)
Cash, beginning of year	1,608	1,150	2,856
Cash, end of year	$ 10,790	$ 1,608	$ 1,150
Supplemental disclosure with respect to cash flows			
Cash paid during the period for interest	$ --	$ --	$ --
Cash paid during the period for income taxes	--	--	--

Supplemental disclosure relating to non-cash investing and financing activities (note 7)

See accompanying notes to the consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Consolidated Financial Statements
for the years ended July 31, 2001, 2000 and 1999
(stated in United States dollars)

1. Continuing Operations

These consolidated financial statements are prepared in accordance with accounting principles applicable to a going concern. The Company is in the development stage and has not, as yet, achieved commercial production. The continuing operations of the Company and the recoverability of the amounts shown for interests in mineral properties are dependent upon the continued support from the Company's significant shareholders, the existence of economically recoverable reserves, the ability of the Company to obtain financing to complete development of the properties, on the outcome or timing of legislative or regulatory developments relating to environmental protection, and on future profitable operations or proceeds from the disposition thereof. The viability of the Quartz Mountain property is highly dependent upon the price of gold.

The Company's working capital at July 31, 2001, is not sufficient to meet the Company's objectives as presently planned. Management recognizes that the Company must generate additional resources to enable it to continue operations. Management's plans also include consideration of alliances or other partnership agreements with entities interested in and with resources to support the Company's exploration and development objectives, or other business transactions which would generate sufficient resources to assure continuation of the Company's operations and exploration and development program. However, there can be no assurances that the Company will achieve profitability or positive cash flows.

If the Company is unable to obtain adequate additional financing or enter into business alliances, management will be required to curtail the Company's operations and exploration and development activities.

2. Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which conform in all material respects with accounting principles generally accepted in the United States of America.

(a) **Principles of Consolidation** - The consolidated financial statements include the accounts of Quartz Mountain Resources Ltd., a company incorporated on August 3, 1982, under the Company Act of British Columbia, Quartz Mountain Gold Inc., a wholly-owned subsidiary incorporated in the State of Nevada, and the latter company's wholly-owned subsidiary, Wavecrest Resources Inc. ("Wavecrest"), a company incorporated in the State of Delaware.

The Company's operations are in the mining industry and are conducted primarily in the United States of America.

(b) **Financial Instruments** – The Company's financial instruments consist of cash, accounts receivable and accounts payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

(c) **Interests in Mineral Properties** - Property acquisition costs and, exploration and development costs are capitalized until the property to which they relate is placed into production, sold, abandoned or written down. These costs are to be charged to future operations on a unit-of-production basis following commencement of production using estimated recoverable reserves of the property as a base or written off if the property is sold, abandoned or where there is an impairment in value. Proceeds received on options for mineral properties are credited against mineral property acquisition costs, and exploration and development costs of the related mineral properties.

On an on-going basis, the Company evaluates each property based on results to date to determine the nature of exploration and development work that is warranted in the future. If there is little prospect of further work on a property being carried out, the deferred costs related to that property are written down to the estimated amount recoverable.

(d) **Use of Estimates** - The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of impairment of assets, reclamation obligations and rates for amortization. Actual results could differ from those estimates.

(e) **Translation of Foreign Currencies** – Transaction amounts denominated in foreign currencies are translated into local functional currency at exchange rates prevailing at transactions dates. Monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities at the rate in effect at the time of acquisition or issue. Items in the consolidated statements of operations and deficit are translated at rates approximating exchange rates in effect at the time of the transactions. Gains or losses arising on currency translation are included in operations in the period they occur.

(f) **Share Capital** - Shares issued for other than cash consideration are recorded at the fair market value based upon the trading price of the shares on the date the agreement to issue the shares was reached.

(g) **Loss per Share** – During the current year, the Company retroactively adopted the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") with respect to the computation of basic and diluted earnings (loss) per common share. Under the new standards, the treasury stock method is used in determining the dilutive effect of options and warrants. Previously, the imputed earnings approach was used. For the years presented, the calculation of diluted earnings (loss) per share proved to be antidilutive.

(h) **Comparative Figures** - Where necessary, prior year figures have been reclassified to conform with current year's presentation.

(i) **Income Taxes** – During the current year, the Company retroactively adopted the asset/liability method of accounting for income taxes, following new standards adopted by the CICA. The adoption of the new standards resulted in no adjustments to opening deficit. Under the new standards, future income taxes and liabilities are determined based on the differences between the tax basis of assets and liabilities and those reported in the financial statements. The future tax assets or liabilities are calculated using the tax rates for the periods in which the difference are expected to be settled. Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

(stated in United States dollars)

3. Mineral Property Interests

	Acquisition Costs	Deferred Exploration and Development Costs	Option Proceeds and Write-downs	July 31, 2001 Total	July 31, 2000 Total
Mineral Properties:					
Quartz Mountain (a)	$ 6,628,085	$ 7,332,306	$ (13,960,390)	$ 1	$ 1
Denis	8,217	--	(8,216)	1	1
	$ 6,636,302	$ 7,332,306	$ (13,968,606)	$ 2	$ 2

(a) The Quartz Mountain property consists of 67 unpatented mining claims located in Lake County, Oregon, USA that were staked by the Company.

4. Share Capital

	Number of Shares	Average Price per Share ($)	Amount
Balance, July 31, 1998	2,576,060		$ 20,114,731
- Debt settlement	5,520,150	0.027	148,862
Balance, July 31, 1999 and 2000	8,096,210		20,263,593
Private placement	215,994	0.087	18,782
Private placement	260,000	0.063	16,250
Balance, July 31, 2001	8,572,204		$ 20,298,625

(a) There were no share options outstanding at July 31, 2001 and 2000.

(b) There are 260,000 warrants outstanding at Cdn$0.10 to purchase a common share, exercisable until June 19, 2003. There were no warrants outstanding at July 31, 2000.

(c) The Company has a Stock Incentive Plan adopted in October, 1987. The Plan consists of a Share Option Plan, a Share Bonus Plan, and a Share Purchase Plan, the terms of which, as amended, are described below:

(stated in United States dollars)

Under the Share Option Plan, participants, who are to be directors and employees of the Company and who, in the opinion of the Board of Directors, are in a position to contribute to the Company's success or are worthy of special recognition, may be granted options to purchase common shares of the Company at a price per share not less than the fair market value of the shares on the date of the grant of the option. No option is exercisable until it has vested according to a vesting schedule specified by the Board of Directors at the time of the grant of the option. An option is exercisable for any period specified by the Board of Directors at the time of the grant of the option up to a maximum of five years after the date of grant. The plan authorizes the grant of options to acquire up to 200,000 shares.

Under the Share Bonus Plan the Board of Directors may issue common shares to full-time employees in respect of meritorious service. The maximum number of shares that may be issued under the plan in any calendar year may not exceed, in the aggregate, 0.5% of the total number of shares that were issued and outstanding at the end of the preceding calendar year. Up to 30,000 shares have been reserved for issuance under the Share Bonus Plan.

Under the Share Purchase Plan, participants, who are to be full-time employees and have one year of continuous service, may contribute up to 10% of their annual basic salary to the plan for the purpose of purchasing common shares of the Company. The Company will contribute an amount equal to one-sixth of the participant's contribution during the first year of participation and one-third in subsequent years. At the end of each calendar quarter participants are issued common shares based on the contributions made to date, with delivery of the shares to the participants six months after issue.

No shares have been issued under any of these plans.

5. Related Party Transactions

During the year, the Company entered into the following transactions with related parties:

(a) Paid or accrued $nil in fiscal 2001 and 2000 (1999 - $49,185) of management expenses to a private company controlled by an officer and director for administrative, accounting, office and management services.

(b) The Company has paid $31,408, to a private company, for rent and administrative services, of which two of the directors of the Company are directors.

(c) During the year a private placement was completed with an officer of the Company for 260,000 units at Cdn$0.10, comprised of one share and one share purchase warrant, expiring on June 19, 2003.

These transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

6. Income Taxes

At July 31, 2001, the Company had estimated income tax losses available for application against future years' taxable income of approximately $9,100,000 in the United States and Cdn$400,000 in Canada which, if unused, will predominantly expire after fiscal years ending 2005 and 2007, respectively. The Company also has mineral property and capital asset deductions of approximately $3,523,000 and $113,000, respectively, which carryforward indefinitely. Because of the uncertainty regarding the Company's ability to utilize the carryforwards in future years, an allowance equal to the amount of tax asset relating to these carryfowards has been provided. Consequently, the income tax benefits resulting from the utilization of these carryforwards will be recognized in the year in which they are realized for tax purposes.

(stated in United States dollars)

A reconciliation of income recovery at the statutory rate of 44.6% with reported taxes is as follows:

		2001		2000		1999
Loss before income taxes	$	(51,651)	$	(25,837)	$	(53,013)
Income tax recovery at statutory rate of 44.6%	$	(23,036)	$	(11,523)	$	(23,644)
Unrecognized benefit of non-capital losses of subsidiary taxed at a different rate		2,479		2,479		2,479
Unrecognized benefit of non-capital losses		20,557		9,044		21,165
	$	-	$	-	$	-

Amounts of deferred tax assets and liabilities are as follows:

		2001		2000
Tax benefit of:				
Loss carryforwards	$	4,170,000	$	4,151,000
Mineral properties		1,571,000		1,571,000
Capital assets		50,400		50,400
Valuation allowance		(5,791,400)		(5,772,400)
	$	-	$	-

7. Supplemental Disclosure Relating to Non-Cash Investing and Financing Activities

There were no non-cash transactions for the years ended July 31, 2001 and 2000. During 1999, 5,520,150 common shares of the Company were issued to settle debts of $148,862.

ITEM 2: Management's Discussion and Analysis or Plan of Operation

Liquidity and Capital Resources

At July 31, 2001, the Company's cash equivalents amounted to $10,790, an increase of $9,182 from the prior year-end. The major contributors to the change in net cash position during the year ended July 31, 2001, were:

- Operating expenses, which utilized cash of $65,850; and
- BLM fees of $6,700.
- Two private placements which provided $35,032 to the Company, net of share issue costs.

The Company does not have sufficient working capital to fund administrative costs for the next twelve months, so therefore, additional working capital will be required to fund operating activities for the 2002 fiscal year, fund any new acquisitions and maintain the Company's existing properties in good standing. The Company does not expect to generate revenue from operations for several years on the Property and it is not known at this time if or when mining will commence. The Company has reduced the size of the property to 67 unpatented mining claims essential to the property and leased land contiguous to these claims. The Company does not have sufficient capital to fully explore, and if warranted, develop any of its mineral holdings.

The Company holds 67 patented claims known as the Quartz Mountain Property in Oregon. All exploration work has ceased on the Property, and all reclamation work on the property completed by former joint venture properties is substantially complete. Each year the Company will review the status of the Quartz Mountain Property, but currently intends to make the BLM payment due on August 31, 2001, for the 2002 year. These funds will have to be raised by private placement, joint venture, or other form of financing.

The mining industry is capital intensive and there can be no certainty that the Company's existing cash balances or the proceeds from the sale of the Company's common shares will provide sufficient funds for all of the Company's requirements. Should the need arise, the Company may pursue other financing options or rely on joint venture partners to supply some of the funds required to explore and develop its properties. There is no assurance that the Company will be successful in obtaining the funds it may require for its programs or that the terms of any financing obtained will be acceptable.

At this time, the Company does not have any unused banking commitments or lines of credit, which could provide additional working capital.

The Company has assessed the recoverability of all capitalized exploration and development of the Property. Due to continuing low gold prices, environmental considerations, and the higher cost of any future production from the Property, because of the high percentage of sulphidic ore in the mineral inventory requiring higher processing costs, the carrying cost of the Property was written down to a value of $1.

The Company's primary focus continues to be the Quartz Mountain Property in Oregon, but the Company is currently reviewing several mineral exploration properties for possible acquisition. Any acquisition or option will be made if the Company believes that it has sufficient future exploration potential to further the interests of the Company. Any new acquisition must rely on new sources of financing such as the sale of common shares which will provide working capital.

The Company does not have sufficient working capital to fund administrative costs for the next twelve months, so therefore, additional working capital will be required to fund operating activities for the balance of the 2001 fiscal year and the 2002 fiscal year, to fund any new acquisitions and to maintain the Company's existing properties in good standing. The Company does not expect to generate revenue from operations for several years on the Property and it is not known at this time if or when mining will commence. The Company has reduced the size of the property to 67 unpatented mining claims essential to the property and leased land contiguous to these claims. The Company does not have sufficient capital to fully explore, and if warranted, develop any of its mineral holdings.

All exploration work has ceased on the Quartz Mountain Property in Oregon. Newmont, the former joint venture partner of the Company, has informed the Company that reclamation work is substantially complete. The Company will review the status of the Quartz Mountain Property, but currently intends to make the BLM payment due on August 31, 2002, for the 2003 year. These funds will have to be raised by private placement, joint venture, or other form of financing.

The mining industry is capital intensive and there can be no certainty that the Company's existing cash balances or the proceeds from the sale of the Company's common shares will provide sufficient funds for all of the Company's requirements. Should the need arise, the Company may pursue other financing options or rely on joint venture partners to supply some of the funds required to explore and develop its properties. There is no assurance that the Company will be successful in obtaining the funds it may require for its programs or that the terms of any financing obtained will be acceptable. The Company has issued 215,449 common shares for proceeds to the Company of $18,782. At July 31, 2001, share subscriptions were outstanding of Cdn$7,929. During the year a private placement was completed for 260,000 Units at a price of Cdn$0.10 per Unit to an insider of the Company, providing Cdn$26,000 to the Company. Each Unit is comprised of one common share and a warrant to purchase an additional share at a price of Cdn$0.10 for a two-year period from the date of issuance. The proceeds from the private placement are to be used for working capital.

During the first quarter, a private placement was announced whereby 100,000 common shares were to be issued at Cdn$0.25 per common share. This transaction did not proceed and the share certificate for which share subscriptions were outstanding was returned to treasury. A property acquisition announced at that time by the Company did not proceed.

At this time, the Company does not have any unused banking commitments or lines of credit which could provide additional working capital.

The Company has assessed the recoverability of all capitalized exploration and development of the Property. Due to continuing low gold prices, environmental considerations, and the higher cost of any future production from the Property, because of the high percentage of sulphidic ore in the mineral inventory, the carrying cost of the Property was written down to a nominal value of $1. The Company's primary focus continues to be the Property in Oregon, but the Company is currently reviewing mineral exploration properties for possible acquisition. Any acquisition or option will be made if the Company believes that it has sufficient future exploration potential to further the interests of the Company. Any new acquisition must rely on new sources of financing such as the sale of common shares which will provide working capital.

Results of Operations

The Company is in the exploration and development stage and has not earned any revenue from mining operations. It is not known at this time if or when revenue from mining operations will be generated.

The Company concentrated on reducing the level of its general and administrative expenses in 2001. The largest expenditure for 2001 were administration costs charged by Hunter Dickinson Inc., legal fees, audit fees and transfer agent fees. The Company is reviewing mineral properties to determine whether there are any properties of merit that could be financed by the Company. The Company should be able to continue to maintain this level of reduced administrative overhead in the next year by sharing office space and management with other companies.

2001 compared to 2000:-

Significant factors contributing to the differences between the loss for the year ended July 31, 2001, of $51,651 and the loss of $25,837 for the year ended July 31, 2000, are:

- Operating expenses, which utilized cash of $44,954; as compared to $19,162 in the year ended July 31, 2000, and
- BLM fees of $6,700.

2000 compared to 1999:-

Significant factors contributing to the differences between the loss for the year ended July 31, 2000, of $25,837 and the loss of $53,013 for the year ended July 31, 1999, are:

- Operating expenses, which utilized cash of $19,137; as compared to $46,313 in the year ended July 31, 1999, and
- BLM fees of $6,700.

Accounting Principles

The above discussion of results of operations is based on the Company's consolidated financial statements for the nine months ended July 31, 2001, included herein, which are prepared using accounting principles generally accepted in Canada. Note 6 of the Company's annual consolidated financial statements explains material differences between these principles and accounting principles generally accepted in the United States.

Inflation and Price Changes

Inflation is not expected to have a material impact on the Company beyond the general impact on all businesses such as higher costs of materials, services and wages. Inflation could affect both future costs and the price the Company will realize from the sale of future gold production.

PART II: OTHER INFORMATION

ITEM 1 Legal Proceedings

The Company is not party to any material pending legal proceedings.

ITEM 2 Changes in Securities

Not applicable.

ITEM 3 Defaults Upon Senior Securities

None.

ITEM 4 Submission of Matters to a Vote of Security Holders

None.

ITEM 5 Other Information

ITEM 6 Exhibits and Reports on Form 6-K

None.

SIGNATURES

In accordance with the requirements of the Exchange Act, the Registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUARTZ MOUNTAIN RESOURCES LTD.
(Registrant)

Date: December 17, 2001

By: [signature]
David S. Jennings
President and
Chief Executive Officer